UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of June, 2003

Commission File: 33-80178

PRESS RELEASE

Tembec announces the temporary shutdown of two pulp mills

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Tembec announces the temporary shutdown of two pulp mills

Témiscaming, June 12, 2003 --- Tembec announced today that it will curtail operations at two of its Canadian Kraft pulp mills due to a temporary wood fibre shortage. The mills, which will be down for two weeks, are located in Marathon and Smooth Rock Falls, Ontario.

The reduction is estimated to be 15,000 MT of pulp production, equivalent to approximately 10% of the company's quarterly Canadian Kraft production.

Wood supplies to the pulp and paper industry, particularly in Eastern Canada, have been seriously impacted by the US countervail duties on lumber exported to the US.

"We are well sold out at all of our pulp mills, so the timing of this shortage is unfortunate" said T. P. Kavanagh, President of the Tembec Pulp & Paper Group. "We are currently working on contingency arrangements to mitigate any potential supply interruptions for our customers."

The Tembec Pulp Group produces in excess of 2.2 million tonnes per year of market pulp and is a leading supplier of pulps to the world market.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its web site, at www.tembec.com

Contacts:

Terrence P. Kavanagh
President, Pulp & Group
Tel: (819) 627-4285

Robert Kellock
Vice President, Marketing & Sales Pulp Group
Tel: (416) 864-7508

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: June 16, 2003